Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Year ended December 31,				Period from March 6, 2001 (Inception) to December 31,
	2005	2004	2003	2002	2001
Income (loss) before extraordinary gain	$(35,243)	$(23,033)	$(15,486)	$(20,191)	$(1,416)
Add: fixed charges	105	165	226	94	35
Less: Capitalized interest	—	—	—	—	—

Earnings, as defined	$(35,138)	$(22,868)	$(15,260)	$(20,097)	$(1,381)

Interest expense	—	24	107	4	2
Estimated interest portion of rental expense	105	141	119	90	33
Fixed charges	$105	$165	$226	$94	$35

Excess (deficiency) of earnings to fixed charges	$(35,243)	$(23,033)	$(15,486)	$(20,191)	$(1,416)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated income from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, including amortization of debt issuance costs, and estimated interest within rental expense.